

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

August 8, 2007

Mr. J. Ross Craft
Approach Resources Inc.
6300 Ridglea Place, Suite 1107
Fort Worth, Texas 76116

> **Re:** **Approach Resources Inc.**
> **Registration Statement on Form S-1**
> **Filed July 12, 2007**
> **File No. 333-144512**

Dear Mr. Craft:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

2.   Please provide current and updated disclosure with each amendment. Also, we will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics.

3.   We will process your amendments without the pricing information. Since the pricing information triggers a number of disclosure matters, we will need

sufficient time to process the amendment when the pricing information is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

4.   Similarly, other than pricing information, we note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit. See Section II.A.7 of SEC Release 33-6714.

5.   Please provide objective third-party support for the following disclosure in your registration statement:

- On page 4, that the Northern New Mexican fields have produced over 18 MMBoe of oil;
- On page 4, that you are one of the top ten most active drillers in West Texas;
- Also on page 4, that you are the 2nd most active driller in Canyon Sands;
- On page 67, that you have assembled a portfolio of properties, that are "prolific" producing natural gas and oil fields;
- On page 67, that to date, the combined production in the West Texas canyon fields has been 3.8Tcfe; and
- On page 69, the production of the New Mexican fields.

Cover Page

6.   Please state whether or not you have applied to be listed on the NASDAQ Global Market. Your disclosure on page 119 indicates you have already applied.

7.   Please delete the phrase "Book running manager" and "Joint lead manager." You may include this information on the back cover page.

Prospectus summary, page 1

8.   We note your lead-in paragraph which states that "Because this section is only a summary, it does not contain all of the information that may be important to you or that you should consider before making an investment decision." The summary should provide all material information to be considered by investors in making their investment decision. Please revise accordingly.

9.   Please balance the discussion of your strategy and competitive strengths with a more detailed discussion of the risks facing your company and of the risks in investing in your company. The discussion of risk should be equivalent in scope and detail to the discussion of your competitive strengths. For example, discuss

your status as a controlled company and the fact that Yorktown, as the apparent controlling entities, will have the ability to control the vote in any election of directors and your business decisions generally. A mere cross-reference to your risk factors section is insufficient.

Summary combined historical and combined pro forma financial data, page 8

10.   The introduction to this section indicates, in part, that the combined pro forma statements of operations assume that the acquisition of the New Canyon interest occurred on the first day of the respective periods. Please note that pro forma adjustments related to the pro forma statements of operations should be computed assuming the transaction was consummated at the beginning of the fiscal year presented. See Rule 11-02(b)(6) of Regulation S-X.

Summary of oil and gas data, page 11

Estimated reserve data, page 12

11.   We note that you present PV-10 as a non-GAAP measure that differs from the GAAP measure of standardized measure of discounted future net cash flows. Please present the GAAP financial measure with equal or greater prominence. Refer to Item 10(e)(i)(A) of Regulation S-K for additional guidance.

Risk factors, page 13

12.   Avoid duplicating risks in your risk factors. For example, the risk factor on page 28 titled, "You may experience dilution of your ownership interests due to the future issuance of additional shares of our common stock" and the risk factor titled, "The availability of shares for sale in the future could reduce the market price of our common stock" are essentially the same risk. Please revise.

13.   Please provide a separate heading for those risks associated with your operations and those relating to your financial condition. For example, group risks relating to your indebtedness and compliance costs together.

Our actual production, revenues and expenditures related to our reserves are likely to differ…, page 16

14.   We note on page 17 that you base the estimated discounted future net cash flows from your proved reserves on prices and costs on the date of the estimate. Please clarify whether the date of the estimate represents the measurement date of December 31, or the date the estimate is prepared.

Unaudited combined pro forma financial data, page 37

Notes to unaudited combined pro forma financial statements, page 41

15.   We note the disclosure under note (a) indicating that you valued your common stock at $49.11 per share in determining the purchase price of Neo Canyon. Explain to us how this per share value was determined, including how the measurement date was identified. Additionally, tell us whether the purchase price is subject to change. If so, disclose that the purchase price is subject to change and describe the factors that could cause it to change. Describe how changes in the purchase price could potentially impact your financial position and results of operations in future periods.

Reconciliation of non-GAAP financial measures, page 47

16.   We note your disclosure of EBITDAX and your belief that it is a "widely accepted financial indicator that provides additional information about our profitability, ability to meet our future requirements for debt service, capital expenditures and working capital." We further note that EBITDAX excludes non-cash expenses related to non-cash compensation, changes in fair value of commodity derivatives, exploration and other impairment costs, which are recurring items. Please revise your disclosure to clearly address why each of these items has been excluded from the measure and why the resulting measure is useful to an investor's understanding of your business. Please refer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued by the staff on June 13, 2003 for further guidance.

17.   We note that you consider your non-GAAP measure of EBITDAX to be a measure of liquidity. In view of this, explain why you believe it is appropriate to exclude exploration costs. See Item 10(e)(ii)(A) of Regulation S-K.

18.   Given your presentation of EDITDAX as a liquidity measure, reconcile EBITDAX to cash flows from operations.

Management's discussion and analysis of financial condition and results of operations, page 49

Critical accounting policies and estimates, page 50

19.   We note that you identified the accounting for oil and gas activities and derivative instruments and hedging activities as critical accounting policies. Your descriptions appear to lack association with the specific accounting estimates that may be necessary to an understanding of your liquidity, capital resources, and results of operations, particularly as they relate to your disclosures surrounding

derivative instruments and hedging activities. Your disclosures should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information. Your disclosures should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. We generally find that disclosures including both a sensitivity analysis and discussion of historical experience in making the critical estimate are effective in conveying this information. Please refer to FRC Section 501.14 for further guidance.

Stock based and other compensation, page 53

20.   Please provide a cross reference to your description of your 2007 Stock Incentive Plan.

Results of Operations, page 53

21.   We note that you discuss and analyze your results of your oil and gas sales largely through analysis of combined oil and gas production and average sales prices. Please separately analyze your oil and gas production and average sales prices, as we believe that will provide more meaningful information to a reader in understanding trends within your business.

Year ended December 31, 2005 and 2006, page 55

22.   Please expand your MD&A to discuss and analyze your impairment of non-producing properties that you incurred in 2006. In addition, please expand your discussion of exploration expense to describe, in reasonable detail, the reasons for the increase in exploration expense.

Exploration, page 56

23.   Please provide an analysis for the change in your dry hole costs.

Liquidity and capital resources, page 58

24.   We note on page 60 that you believe that cash flow from operations will finance substantially all of your anticipated drilling, exploration and capital needs. Considering your historical combined operating cash flows were approximately $5.7 million for the three months ended March 31, 2007, and you estimate that you will have capital expenditures of approximately $49.3 million in 2007, please disclose the basis for your belief that cash flows from operations will be sufficient to finance your anticipated drilling, exploration, and capital needs. In your disclosure, identify and explain the impact of expected changes in production

volumes and the timing of when those volumes will be produced on the amount and timing of future cash flows

Credit facility, page 61

25.   Provide the formula for determining the adjusted base rate of your credit facility. We note that on page F-13 you indicate that the interest rate applicable to your outstanding borrowings was approximately 8.25 percent as of December 31, 2006.

Contractual commitments, page 62

26.   Please clarify within your table of contractual obligations whether the commitments related to long-term debt obligations-revolving credit facility include interest amounts.

27.   We note that you present the table of contractual obligations as of May 31, 2007. Please revise to present the table as of the latest fiscal year end balance sheet date. You may accompany the table to describe the changes in contractual obligations after December 31, 2006 that would enhance a reader's understanding of the timing and amount of your contractual obligations. Refer to Item 303(a)(5) of Regulation S-K for additional guidance.

28.   Please reconcile your disclosure in footnote 2 of your contractual obligations table with the disclosure on page 91 regarding your employment agreements. On page 91 you state that the agreements are automatically extended unless either party gives written notice. In footnote 2 on page 62, you state that the agreements are automatically extended unless notice is given to the employee.

Business, page 64

29.   Please provide more detailed disclosure as to your current corporate structure and your relationship with Approach Oil & Gas Inc. and Approach Oil & Gas Inc.'s shareholders. According to Note 1 to your financial statements on page F-7, you have three wholly owned subsidiaries while Exhibit. 21.1 lists 7 subsidiaries.

30.   We note on page 15 that certain of your undeveloped leasehold acreage will expire between 2008 and 2015. Revise the discussion under this section to provide a reasonably detailed discussion of the extent and timing of these expirations and how your strategy addresses them.

31.   Provide disclosure on the history of your involvement with the selling shareholder.

32.   Please provide expanded disclosure regarding your status as a controlled entity. Discuss the nature of Yorktown's influence over your corporate governance and business decisions, if any.

33.   You state that your executive officers have, in the past, developed some new techniques in the industry, such as CO_2 foam fracs. Please provide us with your analysis as to why no description of your current research and development or intellectual property was provided.

34.   Provide disclosure on the development of your business from 2002 to 2004, as required by Item 101(a) of Regulation S-K.

Strategy, page 65

35.   In the second bullet point, please clarify the role of the Texas Railroad Commission. Further, provide the name of the other party to your initial farmout agreement in January of 2004.

Areas of Operation, page 67

Boomerang Prospect (New Albany Shale), page 68

36.   Please provide us with the source for your statement that the Boomerang Prospect is "an under-explored area of the Illinois Basin."

37.   We note your disclosure on page 72 of average finding and development costs per Mcfe. Please expand your disclosure related to finding and development costs as follows:

   a) Confirm to us that the ratio is derived directly from the line items disclosed in the schedule of costs incurred and the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraphs 11 and 21 of SFAS 69.

   b) If the measure does not use data determined in accordance with SFAS 69, please identify:

      • the source of the data;
      • indicate whether or not the measure is a non-GAAP measure, as defined by Item 10(e) (2) of Regulation S-K;
      • if the measure is a non-GAAP measure, supplementally explain why it is appropriate to disclose it in Commission filings based on the conditions identified in Item 10(e)(1)(ii) of Regulation S-K; and,

- if it is determined that it is appropriate to disclose the non-GAAP measure in Commission filings, provide the disclosure required by Item 10(e) (1)(i) and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, located at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

c) Note that finding costs include asset retirement costs. Therefore, this measure should also include asset retirement costs. Refer to the February 24, 2004 sample letter sent to oil and gas producers regarding SFAS 69 and SFAS 143, located at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

d) Note that future development costs expected to be incurred relative to the specific set of reserve additions included in the calculation of the measure should also be included in the calculation.

e) Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped).

- It is not appropriate to calculate this measure using non-proved reserves or to use a figure for proved reserve additions that includes both proved reserve additions attributable to consolidated entities combined with proved reserve additions attributable to investments accounted for using the equity method.
- When a significant portion of the proved reserve additions is proved undeveloped, disclose that additional development costs will need to be incurred before these proved reserves are ultimately produced, and the impact this has on the use and reliability of the measure.
- Disclose the amount of the estimated future development costs. Explain to investors, if true, that the amount of estimated future development costs related to the proved reserve additions is a component of amounts disclosed in the SFAS 69 disclosures

f) Identify the reasons why proved reserves were added.

- The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements' control impact the amount of reserve additions from that source from period to period.
- Identify all situations that resulted in a reserve addition that did not require the expenditure of additional costs. We note for example that changes in commodity prices and foreign exchange rates routinely have a direct

impact on the quantity of proved reserve quantities, but do not require the expenditure of additional exploration or development costs.

g)   Disclose how management uses this measure.

h)   Disclose the limitations of this measure.

i)   Indicate whether or not the finding cost per unit measure is comparable to other like measures disclosed by other companies.

Management, page 80

38.   Indicate that Mr. Smart is also your Treasurer and Principal Accounting Officer.

Executive compensation, page 85

39.   We note your disclosure that the "Compensation and Nominating Committee is responsible for comparative analysis of [y]our executive compensation plan against others in the industry to insure that the executive compensation plans are competitive." Please expand your discussion to identify the companies that you consider to be "peer companies" or your "industry peers" against whom you will benchmark. See Item 402(b)(2)(xiv) of Regulation S-K.

40.   Please expand your disclosure to discuss what you mean by the statement on page 89 that, "Base salaries are intended to be competitive with our industry peers, while total compensation is intended to exceed that of our industry peers…" For example, do you have a policy for setting the base salaries of your executive officers at the mean, at the median, or within a specified range of the compensation levels of your industry peers? Do you have a range by which total compensation is to exceed that of your industry peers?

41.   We further note your disclosure on page 89 that you "establish the base salary for each executive officer based on consideration of pay levels of [y]our industry peers and internal factors, such as the individual's performance and experience, and the pay of others on the executive team." Please explain how the Compensation and Nominating Committee weighs individual performance and experience versus industry peer practices in determining whether to make adjustments to individual base salaries.

42.   Please expand your disclosure to discuss how the 2006 base salaries, and the increased 2007 base salaries, of your named executive officers fit into your overall compensation objectives and affect decisions regarding other elements of compensation.

43.   Please explain in better detail how the following compensation elements fit into your overall compensation objectives:

   - your intended cash incentive awards upon the filing and effectiveness of this registration statement, which awards are roughly equal in amount to each executives' annual pay; and
   - grants of between 10,000 to 30,000 shares of common stock that will become effective upon the closing of this offering.

44.   We note your disclosure that the Compensation and Nominating Committee intends to establish specific performance targets that your executive officers must achieve in order to receive certain types of compensation. We further note that these targets are expected to be: net income, EBITDAX, reserve growth and specific major tasks that need to be accomplished to insure the financial health of the company. Given that it is now August, please tell us whether you have determined the target levels to be used in determining executive compensation for 2007. If so, revise your disclosure to clarify on an individual basis the target levels and performance goals set for each named executive officer. If you believe that disclosure of the targets or other factors would cause you competitive harm, discuss this supplementally, using the standard you would use to request confidential treatment. See Release 33-8732A, Section II.B.2, including footnote 94.

45.   In this regard, we note your disclosure on page 90 with respect to the approved bonus pool in connection with this registration statement. We also note your statement that "Beginning in 2008, we intend to establish individual performance goals for our executives." Clarify, if true, that the filing and effectiveness of this registration statement is the only individual performance goal to be considered in setting compensation for 2007. Otherwise, discuss any individual performance goals that will be considered and any performance targets, as requested in the comment immediately above.

Description of the 2007 Plan, page 94

46.   Please provide disclosure on when your 2007 stock option plan was approved by the board of directors and the stockholders.

Amendment or termination of the 2007 Plan, page 95

47.   Please clarify the last two sentences in this paragraph. You state that stockholder approval is necessary for amendments to the 2007 plan if they are "required by law or by applicable stock exchange listing requirements", yet in the next sentence you state that stockholder approval is not necessary for amendments to comply with "statutory or regulatory requirements…"

Outstanding equity awards at fiscal year-end, page 97

48.   Please provide footnote disclosure regarding the vesting dates of the options disclosed in this table. See Instruction 2 to Item 402(f)(2).

Certain relationships and related party transactions, page 100

49.   Please expand your disclosure of related party transactions to disclose the borrowing of $3.5 million from a stockholder, as disclosed on page F-13.

Convertible notes, page 101

50.   Similar to the disclosure provided in the last sentence of this paragraph with regards to Mr. Lubar, please state who serves on your board of directors for the Yorktown entities.

Procedures for review and approval of related party transactions, page 104

51.   Explain why you discuss the Ozona Pipeline transaction in the last sentence of this paragraph, but it is not mentioned anywhere else in your discussion of certain relationships and related party transactions.

Selling stockholder, page 105

52.   Please state whether the selling stockholder is a broker-dealer and identify them as an underwriter unless you can state that they obtained the securities being registered for resale as compensation for investment banking services.

53.   Please state whether the selling stockholder is an affiliate of a broker-dealer and identify them as an underwriter, unless you can state that they purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

54.   Disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by the selling stockholder. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the Corporation Finance telephone interpretation manual.

55.   Please disclose how the selling stockholder acquired their securities of Approach Oil & Gas, Inc.

Underwriting, page 119

56.	In the second full paragraph, provide a brief description of the indemnification provisions relating to the underwriter.

Annual financial statements, page F-2

Consolidated balance sheets, page F-3

57.	Please explain to us what the oil and gas payables represent. As part of your response, explain to whom you owe the obligations and what was acquired in exchange for them.

Combined statements of operations, page F-4

58.	Our understanding, based on adjustment (c) on page 41, is that you recorded the recovery of overhead amounts from Neo Canyon as "overhead and services income". If our understanding is correct, then report amounts received from third parties for the reimbursement of oil and gas production expenses, including overhead costs, as a reduction of the actual type of costs incurred (such as, general and administrative costs). Do not report reimbursements and the costs incurred on behalf of third parties in the amounts you disclose under SFAS 69.

Combined statements of cash flows, page F-6

59.	We note that you present on a net basis the borrowings under your credit facility. Please explain to us how your net presentation complies with the guidance set forth in paragraphs 11 to 13 of SFAS 95, or revise to present the borrowings and repayments on a gross basis.

Notes to combined financial statements, page F-7

General

60.	We note on page 19 that you are particularly sensitive to drilling rig availability and you presently have two rigs under contract, one of which is on a well-to-well basis. Please tell us how you considered paragraphs 21 and 22 of SOP 94-6, in determining whether to disclose a concentration in the available sources of drilling rigs and services.

61.	We note on page F-5 and F-6 that you purchased and cancelled the common stock of Approach Resources Inc. for cash of $997,463 and the retirement of loans to stockholders for $333,499. In relation to this transaction, please address the following:

a) Describe the material terms of this transaction in the footnotes to your financial statements, including the purchase price per share, the fair value per share at the date of the transaction, and the transaction date.

b) Provide us with objective evidence that supports your determination of the fair value of the shares of common stock at the transaction date. This objective evidence could be based on valuation reports that rely on methodologies discussed in the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid"), or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction.

c) Expand your supplemental disclosure of non-cash transactions to disclose the retirement of loans to stockholders in exchange for common shares on page F-6.

Note 1. Summary of significant accounting policies, page F-7

Oil and gas properties, page F-7

62. We note that the carrying value of your oil and gas properties is reported under a single line item on your balance sheet. Explain to us how you considered providing more detailed disclosure regarding the capitalized amounts in the notes to your financial statements. See SFAS 19, par. 11 and the AICPA Guide to Audits of Entities With Oil and Gas Producing Activities.

63.   Please clarify your accounting policy related to oil and gas properties as follows:

a) Disclose how you account for production costs.

b) Disclose how you account for seismic costs.

c) Clarify the nature of costs that are recorded in "exploration expense".

d) Disclose how you account for exploratory well costs until the results of the drilling are determined.

e) Provide the disclosures set forth in paragraph 10 of FSP 19-1, to the extent applicable.

f) Disclose your policy related to the capitalization of interest costs pursuant to SFAS 34.

64.   We note in the first paragraph of your description of your oil and gas properties accounting policy that you recorded an impairment of $558,446 in 2006. We further note in the last sentence of this policy description that no impairment was recorded in 2006. Please reconcile these two disclosures.

65.   We note that the carrying value of your oil and gas properties as of December 31, 2006 significantly exceeds the standardized measure and PV-10 of the underlying reserves. In view of this, tell us whether you performed an impairment test of your oil and gas properties as of December 31, 2006. If not, explain the basis for your conclusion that an impairment test was not necessary. If so, provide to us a reasonably detailed summary or description of your impairment test. Identify, and explain the basis for, all material assumptions made, including those related to future prices and costs. Indicate the different types of reserves included in your projected production volumes, and describe the current status of all projected sources of production. Clearly explain the extent to which reserves have been risk-adjusted.

Derivative activity, page F-9

66.   We note that you record unrealized gains and losses on commodity derivatives as a non-operating income or expense. We further note that you record realized gains and losses on commodity derivatives in oil and gas sales. We generally believe that a presentation that splits the components of a derivative into different line items on the income statement or that reclassifies realized gains and losses of a derivative out of the line item that included unrealized gains and losses of the same derivative is inappropriate. Please revise your statements of operations to present the results of your hedging activities within the same line item, or explain to us why you believe your presentation is appropriate. For additional guidance, refer to Section II.M.3. of our "Current Accounting and Disclosure Issues in the Division of Corporation Finance," which may be found at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

Note 2. Loans to stockholders and stockholder notes payable, page F-12

67.   We note that you issued 450,000 shares of common stock to employees and entities owned by or affiliated with management in exchange for cash and notes receivable. We further note that the notes receivable were satisfied by the receipt of 84,550 shares of common stock. It appears that you did not record any compensation expense with regard to these transactions. Paragraph 6 of SFAS 123(R) indicates that the accounting for all share-based payment transactions shall reflect the rights conveyed to the holder of the instruments and the obligations imposed on the issuer of the instruments, regardless of how those transactions are structured. For example, the rights and obligations embodied in a transfer of

equity shares to an employee for a note that provides no recourse to other assets of the employee (that is, other than the shares) are substantially the same as those embodied in a grant of equity share options. Please tell us how you considered the guidance in paragraph 6 of SFAS 123(R) and EITF 95-16 in determining how to account for your issuance of shares of common stock to employees and the loans to stockholders. In your response, tell us whether you concluded that the loans to management represented recourse or non-recourse loans, and describe the basis for your conclusion. Disclose how much cash was received as part of the exchange for the issuance of the shares.

Note 3. Line of credit, page F-13

68.   We note that the borrowings under your revolving loan agreement bear interest based on the bank's prime rate or the LIBOR. Please expand your footnote to disclose the margin above the prime rate or the LIBOR at which the borrowings bear interest.

69.   We note on page 18 that the borrowing base of your line of credit may be redetermined semi-annually. Please disclose in your footnotes the significant terms of your revolving loan agreement to include the nature and timing of the redetermination of your borrowing base.

70.   Please tell us and disclose how the modified current ratio is determined under your revolving loan agreement. Additionally, demonstrate for us, in reasonable detail, how the modified current ratio was calculated as of December 31, 2006. Explain how the calculation is consistent with, and how the resulting current ratio complies with, the terms of the revolving loan agreement.

Note 5. Stock options, page F-14

71.   We note that you adopted SFAS 123(R) on January 1, 2006. Please disclose the pro forma results and earnings(loss) per share as if you had used the fair value recognition provisions of SFAS 123 for 2004 and 2005, pursuant to paragraph 84 of SFAS 123(R).

72.   Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date included in the registration statement. Refer to paragraph 180 of the Practice Aid for additional guidance.

Note 9. Commitments and contingencies, page F-18

73.   We note that you are involved in various claims and legal actions and that you do not expect the resolution of the matters to have a "material adverse effect" on

your financial position or results of operations. Please note that a statement that you do not expect a contingency to be material does not satisfy the requirements of SFAS 5, if there is as least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss may be material. In that case, you must either disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made.

Unaudited combined financial statements, page F-24

Combined balance sheet, page F-24

74.	Please expand your combined balance sheet to present the balance sheet as of December 31, 2007. Refer to Rule 10(c)(1) of Regulation S-X for additional guidance.

Notes to unaudited combined financial statements, page F-28

General

75.	We note from page 18 and your revolving credit agreement that you submitted an engineering report presenting reserve information as of July 1, 2007 to your bank as part of the redetermination of the borrowing base. Please disclose any information about a major discovery or other favorable or adverse events that caused a significant change from the information presented in the Note 11 to your annual combined financial statements concerning oil and gas reserve quantities.

Stock based compensation, page F-29

76.	Explain to us, in reasonable detail, how the grant-date fair value of the restricted shares granted March 14, 2007 was determined.

Note 8. Subsequent events, page F-31

77.	We note that the notes issued on June 24, 2007, will be converted in shares of common stock upon consummation of the IPO at a conversion rate of the IPO price per share, less any underwriting discount per share for the shares of common stock that are issued in the IPO. Please tell us how you accounted for the debt conversion feature associated with these notes. While conventional convertible debt typically qualifies for the scope exception in paragraph 11(a) of SFAS 133, the notes are convertible into a variable number of shares. Thus, the notes do not appear to be conventionally convertible and do not appear to qualify for the scope exception from the provisions of SFAS 133. As such, it appears the debt conversion feature should be bifurcated from the host contract (the notes) and accounted for as a derivative at fair value, with changes in fair value recorded in earnings. For additional guidance, refer to section II.B.2. of our *Current Accounting and Disclosure Issues in the Division of Corporation Finance*, which may be found at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

Historical summaries of revenues and direct operating expenses of properties to be acquired by Approach Resources Inc., page F-32

Report of independent registered public accounting firm, page F-32

78.   We note that the report of your independent registered public accounting firm is not signed. Please have auditor review and revise as needed.

Notes to historical summaries of revenue and direct operating expenses of properties to be acquired by Approach Resources Inc., page F-34

79.   In our letter to you dated April 25, 2007, we directed you to include in a footnote, to the extent available, information about the Neo Canyon properties' operating, investing and financing cash flows. We were unable to locate such information in the notes to the statements of revenues and direct operating expenses. Please explain to us how you have considered providing this information.

Note 3. Supplemental information on oil and gas reserves (unaudited), page F-35

80.   Please clarify whether the oil and gas reserve information presented in Note 3 represent the 30% interest that you do not already own, or the 100% interest for the Ozona Northeast properties as a whole.

Exhibits, page II-6

81.   Please file a legal opinion as an exhibit, as required by Item 601 of Regulation S-B. We will need time to review the legal opinion once it is filed.

82.   Provide each contract to which a director, officer, promoter, voting trustee or security holder named in the registration statement is a party as required by Item 601(b)(10) of Regulation S-K. We note, for example, that the registration rights agreement was not provided.

83.   We note that Ozona Pipeline Energy Company accounted for approximately 89.6% of your total 2006 oil and gas sales. Please file any written agreements with Ozona Pipeline.

Engineering Comments

Prospectus Summary, page 1

Overview, page 2

84.   Please reconcile to us the gas price you used for Ozona Northeast proved reserves determination - $6.55/MCFG - with the Henry Hub spot for December 31, 2006 - $5.62/MMBTU.

Areas of Operation, page 3

85.   We note your reference to "successful wells". Please amend your document to disclose if a successful well is estimated to return all of its costs. Address whether your tight sands drilling program will utilize horizontal wells.

86.   Please disclose whether your New Albany shale play is expected to produce oil or gas. Confirm to us that the three Mancos shale fields discussed have produced "in excess of 18 MMBOE of <u>oil</u>" rather than 18 MMBOE of oil and gas.

Unaudited Combined Pro Forma Financial Data, page 37

Pro forma supplementary financial information for oil and gas producing activities (unaudited), page 43

87.   We note your disclosure of a "proved developed producing reserves" line item. Please amend this to include also an item for proved developed reserves.

Glossary of Selected Oil and Gas Terms, page 124

88.   Please expand your discussion of proved reserves to include at least one reference to Rule 4-10(a), paragraphs (2) through (2)iii, (3) and (4) as the definitions of proved, proved developed and proved undeveloped oil and gas reserves, respectively. This is available at our website, http://www.sec.gov/about/forms/regs-x.pdf

Notes to Combined Financial Statements, page F-7

Disclosures about Oil and Gas Producing Activities (Unaudited), page F-21

89.   We note your proved reserve disclosure. Tell us the estimated hydrocarbon volumes, if any, you have claimed as proved reserves:

   •   In undrilled fault blocks;

- Below the lowest known – penetrated and assessed - structural occurrence of hydrocarbons;
- At locations that are not offsetting (adjacent to) productive wells.

Be advised we generally do not consider such volumes to be proved. This comment applies also to your Neo Canyon proved reserves disclosures on page F-36.

90.   Paragraph 11 of FAS 69 requires the explanation of "significant changes" to your disclosed proved reserves. Please amend your document to explain the circumstances that led to the changes due to revisions of proved reserves in 2005 and 2006 and due to extensions and discoveries in 2006. This comment applies also to your Neo Canyon proved reserves disclosures on page F-36

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Milne at (202) 551-3688 or Brad Skinner at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey at (202) 551-3704 with any engineering questions. Please contact John Madison at (202) 551-3296 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: B. Skinner
    R. Milne
    R. Winfrey
    J. Madison

    Via facsimile:
    Joe Dannenmaier
    (214) 880-3135